# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Argo Blockchain Plc, CIK 0001841675
CUSIP: 040126RR7
Title of class of securities: Ordinary Shares, nominal value GBP 0.001 per share
Address of issuer's principal executive offices: Eastcastle House, 27/28 Eastcastle Street, London, United Kingdom (X0), W1W 8DH
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0002101281
Persons authorized to receive notices and communications: Growler Mining Tuscaloosa, LLC, 1301 Industrial Park Drive, Tuscaloosa, Alabama (AL), 35401, (205)-752-0677

## Reporting persons
- Growler Mining Tuscaloosa, LLC (CIK 0002101281): type of reporting person: other (OO); citizenship or place of organization: Alabama (AL); source of funds: other (OO); sole voting power 28,004,168,880; shared voting power 0; sole dispositive power 28,004,168,880; shared dispositive power 0; aggregate amount beneficially owned 28,004,168,880 (88.59% of the class)
- Luther S. Pate, IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 28,004,168,880; shared voting power 0; sole dispositive power 28,004,168,880; shared dispositive power 0; aggregate amount beneficially owned 28,004,168,880 (88.59% of the class)
  Comment: (1) Represents Ordinary Shares of Argo Blockchain plc, represented by 12,964,893 Restricted ADSs (evidenced by Restricted ADRs issued by JPMorgan Chase Bank, N.A.), held directly by Growler Mining Tuscaloosa, LLC ("Growler"), of which Luther S. Pate, IV is the sole owner, member, and manager. Mr. Pate exercises voting and investment control over all securities held by Growler.
  
  (2) Represents 28,004,168,880 Ordinary Shares as a percentage of total outstanding Ordinary Shares of 31,611,377,242 as of April 9, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP 0.001 per share
Name of issuer: Argo Blockchain Plc
Address of issuer's principal executive offices: Eastcastle House, 27/28 Eastcastle Street, London, United Kingdom (X0), W1W 8DH

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On March 26, 2026 (the "Agreement Date"), Growler entered into the Subscription Facility Agreement (as defined in Item 4 below). Pursuant to Drawdown Notice No. 1 delivered on March 26, 2026, Growler agreed to subscribe for 847,693 Restricted ADSs (evidenced by Restricted ADRs and representing 1,831,016,880 Ordinary Shares) (the "Initial Tranche Shares") in consideration for a cash payment of US$2,500,000 (the "Initial Tranche"). The Tranche Closing Date for the Initial Tranche -- being the date on which the Initial Tranche Shares will be delivered to Growler -- is April 9, 2026. The source of funds for the Initial Tranche was working capital of Growler.

Additionally, pursuant to Section 6.7 of the Subscription Facility Agreement, prior payments totaling US$1,259,297.68 made by or on behalf of Growler to or for the account of the Issuer between December 8, 2025 and January 15, 2026 (the "True-Up Payments") are being converted into equity simultaneously with the Initial Tranche (the "True-Up Conversion"). No additional cash consideration was paid in respect of the True-Up Conversion. The True-Up Conversion results in the issuance to Growler of 427,170 Restricted ADSs (representing 922,687,200 Ordinary Shares) at the same subscription price as the Initial Tranche.

In aggregate, the Initial Tranche and the True-Up Conversion result in the issuance of 1,274,863 Restricted ADSs (representing 2,753,704,080 Ordinary Shares) to Growler.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Subscription Facility Agreement

On March 26, 2026, the Issuer entered into a subscription facility agreement (the "Subscription Facility Agreement") with Growler, pursuant to which the Issuer may request up to US$5,000,000 in aggregate capital by delivering drawdown notices to Growler during the period ending March 26, 2027. Growler has agreed to fund each requested tranche, subject to the conditions of the Subscription Facility Agreement. Tranches are subject to a minimum of US$500,000 and a maximum of US$1,000,000 each, unless otherwise agreed by Growler in writing. Each drawdown requires: (i) unanimous board approval; (ii) auditor confirmation supporting a going-concern opinion in the relevant accounts; and (iii) representations and warranties of the Issuer true and correct in all material respects.

Pricing Mechanism

The subscription price per ADS for each tranche equals 100% of the average Nasdaq Official Closing Price of the Issuer's ADSs (Nasdaq: ARBK) over the five (5) trading days ending on the trading day immediately preceding the applicable drawdown notice date (the "5-Day NOCP"). Each ADS represents 2,160 Ordinary Shares of (pound)0.001 each. The subscription price is subject to a floor price per ADS and Nasdaq minimum pricing requirements under Listing Rule 5635(d).

Initial Tranche

On March 26, 2026, the Issuer delivered Drawdown Notice No. 1 to Growler requesting the Initial Tranche of US$2,500,000, which exceeds the standard per-tranche maximum; Growler agreed in writing to fund this above-standard amount as permitted by the Subscription Facility Agreement and also waived the standard 10-Trading Day notice period. The applicable 5-Day NOCP was US$2.948 per ADS (being the average of: US$3.03 on March 16, US$3.01 on March 17, US$2.89 on March 18, US$2.90 on March 19, and US$2.91 on March 20, 2026). At this price, the Initial Tranche results in the issuance of 847,693 Restricted ADSs (representing 1,831,016,880 Ordinary Shares) to Growler, with the Tranche Closing Date (ADS delivery) of April 9, 2026.

True-Up Conversion

Simultaneously with the Initial Tranche, the Subscription Facility Agreement provides for the conversion into equity of prior payments totaling US$1,259,297.68 made by or on behalf of Growler to or for the account of the Issuer, comprising: (a) US$271,797.68 on December 8, 2025; (b) US$112,500.00 on December 12, 2025; (c) US$775,000.00 on December 22, 2025; and (d) US$100,000.00 on January 15, 2026. The True-Up Payments are converted at the same subscription price as the Initial Tranche (US$2.948 per ADS), resulting in the issuance of 427,170 Restricted ADSs (representing 922,687,200 Ordinary Shares) to Growler. The True-Up Payments do not reduce the remaining availability under the Subscription Facility Agreement. The Ordinary Shares issued in respect of the True-Up Conversion count towards the Exchange Cap described below.

Exchange Cap

The Subscription Facility Agreement limits the aggregate number of new Ordinary Shares issuable thereunder to 19.99% of the Issuer's outstanding Ordinary Shares as of March 26, 2026, being approximately 5,768,648,865 Ordinary Shares (approximately 2,670,671 ADSs), unless shareholder approval is obtained. Taking into account the 2,753,704,080 Ordinary Shares issued in respect of the Initial Tranche and the True-Up Conversion, approximately 3,014,944,785 Ordinary Shares (approximately 1,395,808 ADSs) remain available under the Exchange Cap.

Registration Rights

The Subscription Facility Agreement requires the Issuer to file a resale registration statement on Form F-3 covering the Restricted ADSs issued thereunder within 45 days of March 26, 2026 (being on or before May 10, 2026) and to use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable thereafter.

Continued Investment Intent

Each Reporting Person acquired the securities described in this Amendment in connection with the Subscription Facility Agreement and intends to review its investment in the Issuer on a continuing basis. Each Reporting Person may acquire additional securities of the Issuer pursuant to the Subscription Facility Agreement or otherwise, or may retain or, subject to applicable transfer restrictions under the Amended and Restated Restricted Issuance Agreement with JPMorgan Chase Bank, N.A. as depositary, sell or otherwise dispose of all or a portion of the securities held, at any time and from time to time without prior notice, depending on an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; and other future developments. The Reporting Persons do not currently have any plan or proposal that would result in or relate to any of the transactions or changes enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D other than as described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of April 9, 2026 (following delivery of the Initial Tranche Shares and True-Up Conversion shares), the Reporting Persons beneficially own 12,964,893 Restricted ADSs (evidenced by Restricted ADRs issued by JPMorgan Chase Bank, N.A.) representing 28,004,168,880 Ordinary Shares, which constitute approximately 88.59% of the Issuer's total outstanding Ordinary Shares of 31,611,377,242. The ADSs are held of record by Growler. Luther S. Pate, IV, as the sole owner, member, and manager of Growler, has sole voting and dispositive power over all securities reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: 28,004,168,880 Ordinary Shares (beneficially owned through 12,964,893 Restricted ADSs).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 4 of this Amendment is incorporated by reference herein. Except as described in Items 3 and 4 of this Amendment, the Reporting Persons have not engaged in any transactions in the Ordinary Shares (or ADSs representing Ordinary Shares) in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Restricted ADSs (evidenced by Restricted ADRs) or Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Items 3 and 4 of this Amendment summarize certain provisions of the Subscription Facility Agreement and are incorporated herein by reference. A copy of the Subscription Facility Agreement (in agreed redacted form) is furnished herewith as Exhibit 5 and is incorporated herein by reference. Growler has applied for confidential treatment of certain redacted provisions pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

In addition, Growler is party to the Amended and Restated Restricted Issuance Agreement, dated as of April 8, 2026, among Argo Blockchain Plc, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of Restricted ADRs issued thereunder, which governs the terms and restrictions applicable to the Restricted ADSs held by Growler (including the Original Growler Restricted ADSs previously reported in the Original Schedule 13D). A summary of the material terms of the Amended and Restated Restricted Issuance Agreement was included in the Original Schedule 13D.

Except as set forth herein or in the Original Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
No. Description

1. Joint Filing Agreement among the Reporting Persons, dated December 18, 2025 (incorporated by reference to Exhibit 1 to the Original Schedule 13D filed with the SEC on December 18, 2025).

2. Restructuring Plan, effective as of December 11, 2025, by and between Argo Blockchain Plc, Growler Mining Tuscaloosa, LLC, the Noteholders (as defined therein), and the Shareholders (as defined therein) (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

3. Exchange Agreement, dated as of December 12, 2025, by and between Argo Blockchain Plc, Growler Mining Tuscaloosa, LLC, and Growler USCo, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

4. Subscription Letter, dated as of December 12, 2025, by and between Argo Blockchain Plc and Growler Mining Tuscaloosa, LLC (incorporated by reference to Exhibit 10.2 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

5.* Growler Additional Capital Subscription Agreement (12-Month Commitment), dated March 26, 2026, by and between Argo Blockchain Plc and Growler Mining Tuscaloosa, LLC, filed herewith in redacted form. Certain provisions have been redacted pursuant to a request for confidential treatment submitted to the SEC contemporaneously herewith under Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The unredacted version of this exhibit has been separately provided to the SEC staff.

* Filed herewith in redacted form. A Confidential Treatment Application has been submitted to the SEC contemporaneously with this filing pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, requesting confidential treatment of the redacted provisions. The unredacted exhibit has been separately provided to the SEC staff.

## Signatures
- Growler Mining Tuscaloosa, LLC: /s/ Luther S. Pate, IV, Luther S. Pate, IV Manager (04/10/2026)
- Luther S. Pate, IV: /s/ Luther S. Pate, IV, Luther S. Pate, IV (04/10/2026)